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                 July 7, 2022

       Gena Ashe
       Chief Legal Counsel
       Anterix Inc.
       3 Garret Mountain Plaza
       Suite 401
       Woodland Park, New Jersey 07424

                                                        Re: Anterix Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2022
                                                            File No. 333-265930

       Dear Ms. Ashe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Lauren Pierce at (202) 551-3887 or Joshua Shainess at (202) 551-
       7951 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology